# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: IMMUCELL CORP /DE/, CIK 0000811641
CUSIP: 452525306
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 56 EVERGREEN DR, PORTLAND, Maine (ME), 04103
Date of event which requires filing of this statement: 05/22/2024
Filed by CIK 0001744329
Persons authorized to receive notices and communications: SRK CAPITAL, LLC, 206 South Avenue, Ste 8, Media, Pennsylvania (PA), 19063, (610) 424-1017; SEAN KIRKWOOD, 206 South Avenue, Ste 8, Media, Pennsylvania (PA), 19063, (610) 424-1017

## Reporting persons
- SRK FUND I, LP (CIK 0001744329): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 391,322; sole dispositive power 0; shared dispositive power 391,322; aggregate amount beneficially owned 391,322 (5% of the class)
  Comment: Percentage calculated based on 7,811,874 shares of common stock, par value $0.10 per share, outstanding as of May 11, 2024, as reported in the Form 10-Q for the fiscal quarter ended March 31, 2024 of ImmuCell Corporation.
- SRK Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); source of funds: other (OO); sole voting power 0; shared voting power 391,322; sole dispositive power 0; shared dispositive power 391,322; aggregate amount beneficially owned 391,322 (5% of the class)
  Comment: Percentage calculated based on 7,811,874 shares of common stock, par value $0.10 per share, outstanding as of May 11, 2024, as reported in the Form 10-Q for the fiscal quarter ended March 31, 2024 of ImmuCell Corporation.
- Sean Kirkwood: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 391,322; sole dispositive power 0; shared dispositive power 391,322; aggregate amount beneficially owned 391,322 (5% of the class)
  Comment: Percentage calculated based on 7,811,874 shares of common stock, par value $0.10 per share, outstanding as of May 11, 2024, as reported in the Form 10-Q for the fiscal quarter ended March 31, 2024 of ImmuCell Corporation.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: IMMUCELL CORP /DE/
Address of issuer's principal executive offices: 56 EVERGREEN DR, PORTLAND, Maine (ME), 04103

## Item 2. Identity and Background
Name of person filing:
(i) SRK Fund I, LP, a Delaware limited partnership ("SRK Fund");

(ii) SRK Capital, LLC, a Pennsylvania limited liability company ("SRK Capital"), as general partner of SRK Fund; and

(iii) Sean Kirkwood, as the sole owner, member, and manager of SRK Capital.
Residence or business address: The principal business address of each of the Reporting Persons is 206 South Avenue, Ste 8, Media, PA 19063.
Present principal occupation or employment: The principal business of SRK Fund is investing in securities and engaging in all related activities and transactions. The principal business of SRK Capital is serving as general partner and the investment manager to, and managing investment and trading accounts of, SRK Fund. The principal occupation of Mr. Kirkwood is serving as the sole owner, member, and manager of SRK Capital.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: SRK Fund I, LP is organized under the laws of Delaware. SRK Capital, LLC is organized under the laws of Pennsylvania. Mr. Kirkwood is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares purchased by SRK Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 391,322 Shares beneficially owned by SRK Fund is approximately $1,972,263, excluding brokerage commission.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued and constituted an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Issuer's board of directors (the "Board"), other investment opportunities available to the Reporting Persons, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications and information exchanges with the Issuer's management and Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, making recommendation concerning changes to the Issuer's operations, governance or capitalization, potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, acquiring additional Shares, disposing of some or all of Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, SRK Fund beneficially owned 391,322 Shares. Representing approximately 5.0% of the outstanding shares.

SRK Capital, as the general partner of SRK Fund, may be deemed the beneficial owner of the 391,322 Shares owned by SRK Fund. Representing approximately 5.0% of the outstanding shares.

Mr. Kirkwood, as the sole owner, member, and manager of SRK Capital, may be deemed the beneficial owner of the 391,322 Shares owned by SRK Fund. Representing approximately 5.0% of the outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
SRK Fund:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 391,322
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 391,322

SRK Capital:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 391,322
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 391,322

Mr. Kirkwood:
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 391,322
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 391,322
Transactions in the class effected during the past sixty days:
This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock which were effectuated by the Reporting Person within the past sixty (60) days. All transactions were effectuated in the open market through a broker. Where the price reported in the column titled "Price Per Share ($)" is a weighted average price. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold or purchased at each separate price.

Trade Date Shares Purchased Price Per Share ($)
3/20/2024 628 5.07
3/22/2024 28 5.05
3/26/2024 352 5.16
3/27/2024 500 5.19
3/28/2024 2,173 5.35
4/02/2024 100 5.12
4/04/2024 3,829 5.10
4/05/2024 800 5.09
4/08/2024 1,533 5.30
4/09/2024 1,846 5.25
4/11/2024 2,671 5.20
4/15/2024 10,000 5.05
4/16/2024 9,210 5.05
4/17/2024 893 5.04
4/24/2024 1,000 5.02
4/25/2024 200 4.79
4/29/2024 1,000 5.13
4/30/2024 12,000 5.05
5/01/2024 1,231 5.00
5/02/2024 695 5.00
5/03/2024 100 5.00
5/07/2024 504 5.10
5/09/2024 493 5.29
5/14/2024 217 5.44
5/15/2024 19,901 4.90
5/16/2024 9,483 4.85
5/17/2024 5,751 4.83
5/20/2024 9,064 4.76
5/21/2024 2,002 4.76
5/22/2024 3,500 4.76
Other persons with the right to receive dividends or sale proceeds: To the knowledge of any of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On May 22, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Shares of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Joint Filing Agreement, dated May 22,2024.

## Signatures
- SRK FUND I, LP: SRK Capital, LLC, general partner (05/22/2024)
- SRK FUND I, LP: Sean Kirkwood, Authorized Signatory (05/22/2024)
- SRK Capital, LLC: Sean Kirkwood, manager (05/22/2024)
- Sean Kirkwood: Sean Kirkwood, Sean Kirkwood (05/22/2024)